Exhibit 8.1







October 15, 1997

Hvide Marine Incorporated
Hvide Capital Trust
2200 Eller Drive
Port Everglades Station
Ft. Lauderdale, Florida  33316

Re:      Registration Statement on Form S-3 (File No. 333-34941)

Ladies and Gentlemen:

You have requested our opinion concerning certain United States federal income tax consequences expected to result to holders from the ownership of the
Preferred Securities of Hvide Capital Trust (the "Trust"), which represent preferred undivided beneficial interests in 6 1/2% Convertible Subordinated Debentures due June 15, 2012 of Hvide Marine Incorporated held by the Trust, and which have been registered under the Securities Act of 1933 pursuant to the Registration Statement on Form S-3 filed herewith (the "Registration Statement").

The facts, as we understand them, and upon which with your permission we rely in rendering the opinion expressed herein, are set forth in the Registrant Statement under the caption "Certain Federal Income Tax Consequences." The opinions expressly set forth under said caption constitute the opinions of Dyer Ellis & Joseph.

This opinion is based on various statutory provisions, regulations promulgated thereunder and interpretations thereof by the Internal Revenue Service and the courts having jurisdiction over such matters all of which are subject to change either prospectively or retroactively. Also, any variation or difference in the facts from those set forth in the Registration Statement may affect the conclusions stated herein.

This opinion is rendered to you solely for use in connection with the Registration Statement. We consent to your filing this opinion as an exhibit to the Registration Statement, and to the reference to our firm under the headings "Certain Federal Income Tax Considerations" and "Legal Matters."

Very truly yours,


/s/ Dyer Ellis & Joseph